Exhibit 99.3

Case 2:12-cv-02774-CJB-SS Document 5 Filed 12/10/12 Page 1 of 6

UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF LOUISIANA

) CIVIL ACTION

SECURITIES AND EXCHANGE COMMISSION, )

) NUMBER: 2:12-cv-2774

Plaintiff, )

) SECTION: J(1)

v.)

) JUDGE BARBIER

BP p.l.c.,)

) MAG. JUDGE SHUSHAN

Defendant.)

)

FINAL JUDGMENT AS TO DEFENDANT BP P.L.C.

The Securities and Exchange Commission having filed a Complaint and Defendant BP p.l.c. having entered a general appearance; consented to the Court’s jurisdiction over Defendant and the subject matter of this action; consented to entry of this Final Judgment; waived findings of fact and conclusions of law; and waived any right to appeal from this Final Judgment:

I.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendant and Defendant’s agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this Final Judgment by personal service or otherwise are permanently restrained and enjoined from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:

(a) to employ any device, scheme, or artifice to defraud;

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(b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

(c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

II.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant and Defendant’s agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this Final Judgment by personal service or otherwise are permanently restrained and enjoined from violating, directly or indirectly, Section 13(a) of the Exchange Act [15 U.S.C. § 78m(a)] and Rules 12b-20 and 13a-16 thereunder [17 C.F.R. §§ 240.12b-20 and 240.13a-16], by:

(a) failing to file with the Commission factually accurate and complete Forms 6-K as required by Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-16 thereunder; or by

(b) omitting to state, or causing another person to omit to state, in addition to the information expressly required to be included in such Forms 6-K, any such further material information as may be necessary to make the required statements, in light of the circumstances under which statements are made, not misleading.

III.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant shall pay a civil penalty in the amount of $525 million to the Securities and Exchange

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Commission pursuant to Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)]. Defendant shall satisfy this obligation by paying $525 million to the Securities and Exchange Commission pursuant to the terms of the payment schedule set forth in paragraph IV below after entry of this Final Judgment.

Defendant may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request Payment may also be made directly from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm. Defendant may also pay by certified check, bank cashier’s check, or United States postal money order payable to the Securities and Exchange Commission, which shall be delivered or mailed to

Enterprise Services Center

Accounts Receivable Branch

6500 South Mac Arthur Boulevard

Oklahoma City, OK 73169

and shall be accompanied by a letter identifying the case title, civil action number, and name of this Court; BP p.l.c. as a defendant in this action; and specifying that payment is made pursuant to this Final Judgment.

Defendant shall simultaneously transmit photocopies of evidence of payment and case identifying information to the Commission’s counsel in this action. By making this payment, Defendant relinquishes all legal and equitable right, title, and interest in such funds and no part of the funds shall be returned to Defendant.

The Commission shall hold the funds, together with any interest and income earned (collectively, the “Fund”), pending further order of the Court. The Commission may propose a plan to distribute the Fund subject to the Court’s approval. Such a plan may provide that the

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Fund shall be distributed pursuant to the Fair Fund provisions of Section 308(a) of the Sarbanes- Oxley Act of 2002. The Court shall retain jurisdiction over the administration of any distribution of the Fund. If the Commission staff determines that the Fund will not be distributed, the Commission shall send the funds paid pursuant to this Final Judgment to the United States Treasury.

Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil penalties pursuant to this Judgment shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Defendant shall not, after offset or reduction of any award of compensatory damages in any Related Investor Action based on Defendant’s payment of disgorgement in this action, argue that it is entitled to, nor shall it further benefit by, offset or reduction of such compensatory damages award by the amount of any part of Defendant’s payment of a civil penalty in this action (“Penalty Offset”). If the court in any Related Investor Action grants such a Penalty Offset, Defendant shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission’s counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this Judgment For purposes of this paragraph, a “Related Investor Action” means a private damages action brought against Defendant by or on behalf of one or more investors based on substantially the same facts as alleged in the Complaint in this action.

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IV.

BP p.l.c. shall pay the total penalty due of $525 million in three installments to the Commission according to the following schedule: (1) $175 million, within 14 days of entry of this Final Judgment; (2) $175 million on August 1, 2013; and (3) $175 million on August 1, 2014. Payments shall be deemed made on the date they are received by the Commission and shall be applied first to post judgment interest, which accrues pursuant to 28 U.S.C. § 1961 on any unpaid amount of the total penalty due after 14 days of the entry of Final Judgment Prior to making the final payment set forth herein, BP p.l.c. shall contact the staff of the Commission for the amount due for the final payment.

If BP p.l.c. fails to make any payment by the date agreed and/or in the amount agreed according to the schedule set forth above, all outstanding payments under this Final Judgment, including post-judgment interest, minus any payments made, shall become due and payable immediately at the discretion of the staff of the Commission without further application to the Court.

V.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent is incorporated herein with the same force and effect as if fully set forth herein, and that Defendant shall comply with all of the undertakings and agreements set forth therein.

VI.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that this Court shall retain jurisdiction of this matter for the purposes of enforcing the terms of this Final Judgment.

New Orleans, Louisiana this 10th day of December, 2012.

/S/ CARL BARBIER
United States District Judge

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